FORM 4
             U.S. SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.   20549

          STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of
1934, Section 17(a) of the Public Utility Holding Company Act of
   1935 or Section 30(f) of the Investment Company Act of 1940

_____     Check here if no longer subject to Section 16.
          Form 4 or Form 5 obligations may continue.
          See Instructions l(b).

1.   Name and Address of Reporting Person:

           WILSON,  Thomas  S.
           5 Revere Drive, Suite 100
           Northbrook, IL   60062

2.   Issuer Name and Ticker or Trading Symbol:

          ELECTROSOURCE, INC.,     ELSI

3.   IRS or Social Security Number of Reporting Person (Voluntary):  ###-##-####

4.   Statement for (Month/Year):  September 1996

5.   If Amendment, Date of Original (Month/Year):  N/A

6.   Relationship of Reporting Person to Issuer (Mark all applicable):

     Yes _x_   No ___    Director
     Yes ___   No ___    10% Owner
     Yes ___   No ___    Officer (give title below)
     Yes ___   No ___    Other (specify below)

     Officer title or other:

TABLE I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.   Title of Security (Instruction 3):  Common Stock

2.   Transaction Date (Month/Day/Year):  9/25/1996

3.   Transaction Code (Instruction 8):
     A.   Code:     J
     B.   V:        -

4.   Securities Acquired (A) or Disposed of (D) (Instructions 3, 4 and 5):
          Amount         Acquired (A) or Disposed of (D)      Price
       3,200 shares             Acquired (A)                 $5.625 (1)

5.   Amount of Securities Benefi-   6. Ownership Form    7. Nature of Indirect
     cially Owned at End of Month        Direct (D) or      Beneficial Owner-
        (Instr. 3 and 4):                Indirect (I)             ship.

              31,050 (2)                       D
                 180 (2)                       D                  (3)
                 575 (2)                       I                  (4)
               3,833 (2)                       I                  (5)


  TABLE II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
             (e.g., puts, calls, warrants, options, convertible securities)

1.   Title of Derivative Security (Instruction 3):

     1988 Non-Employee Director Stock Option Plan

2.   Conversion or Exercise Price of Derivative Security:

3.   Transaction Date (Month/Day/Year):

4.   Transaction Code (Instruction 8):
     A.   Code:
     B.   V

5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instructions 3, 4 and 5):

          Acquired (A):    5,500 (2)

6.   Date of Exercisable and Expiration Date (Month/Day/Year):
     A.   Date Exercisable:
     B.   Expiration Date:

7.   Title and Amount of Underlying Securities (Instructions 3 and 4):
     A.   Title:
     B.   Amount or Number of Shares

8.   Price of Derivative Security (Instruction 5):

9.   Number of Derivative Securities     10. Ownership Form of   11. Nature of
     Beneficially Owned at End of Month      Derivative Secu-        Indirect
     (Instruction 4):                        rity: Direct (D)        Beneficial
                                             or Indirect (I)         Ownership

                   5,500                           D

Explanation of Responses:
     (1) In exchange for electric vehicle with market value of $18,000, i.e., $5.625 per share.
     (2)  Adjusted for 1 for 10 reverse stock split on July 22, 1996.
     (3)  IRA Account.
     (4)  Custodian for children.
     (5) Remainder Interest in Trust (Reporting person shares investment control.)

  /s/  Thomas S. Wilson
     Reporting Person

Date:  October 16, 1996